UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Republic of Chile
Exact name of registrant as specified in charter

0000019957
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2018)
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

SEC file number, if available

S-_____
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-_____
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2018
Report period (if applicable)

_____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 8th day of May 2019.

REPUBLIC OF CHILE

By:_____ /S/ FELIPE LARRAÍN BASCUÑÁN_____
Name: Felipe Larraín Bascuñán
Title: *Minister of Finance*

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF CHILE

Date of end of last fiscal year: December 31, 2018

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C:	Law No. 21,125 dated December 27, 2018, as amended.
Exhibit D:	Description of Republic of Chile dated May 8, 2019.*

---

*Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

REPÚBLICA DE CHILE
Ministerio de Hacienda

LEY DE PRESUPUESTOS DEL SECTOR PÚBLICO CORRESPONDIENTE AL AÑO 2019

L E Y N° 21.125

Teniendo presente que el H. Congreso Nacional ha dado su aprobación al siguiente

PROYECTO DE LEY:

"Artículo 1.- Apruébase el Presupuesto de Ingresos y Gastos del Sector Público, para el año 2019, según el detalle que se indica:

A.- En Moneda Nacional:

En Miles de $



11876/2018

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	52.988.144.989	2.108.461.066	50.879.683.923
IMPUESTOS	36.843.885.979		36.843.885.979
IMPOSICIONES PREVISIONALES	2.928.773.746		2.928.773.746
TRANSFERENCIAS CORRIENTES	1.148.052.754	1.080.748.022	67.304.732
RENTAS DE LA PROPIEDAD	566.144.787	52.508.045	513.636.742
INGRESOS DE OPERACIÓN	973.101.790		973.101.790
OTROS INGRESOS CORRIENTES	1.201.224.403		1.201.224.403
VENTA DE ACTIVOS NO FINANCIEROS	16.635.938		16.635.938
VENTA DE ACTIVOS FINANCIEROS	2.992.789.487		2.992.789.487
RECUPERACIÓN DE PRÉSTAMOS	640.742.437		640.742.437
TRANSFERENCIAS PARA GASTOS DE CAPITAL	1.044.596.802	975.204.999	69.391.803
ENDEUDAMIENTO	4.589.308.867		4.589.308.867
SALDO INICIAL DE CAJA	42.887.999		42.887.999
GASTOS	52.988.144.989	2.108.461.066	50.879.683.923
GASTOS EN PERSONAL	8.936.098.166		8.936.098.166
BIENES Y SERVICIOS DE CONSUMO	3.189.051.607		3.189.051.607
PRESTACIONES DE SEGURIDAD SOCIAL	7.694.863.297		7.694.863.297
TRANSFERENCIAS CORRIENTES	19.703.046.773	1.045.709.630	18.657.337.143
INTEGROS AL FISCO	123.711.513	87.546.437	36.165.076
OTROS GASTOS CORRIENTES	5.770.270		5.770.270
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	235.435.524		235.435.524
ADQUISICIÓN DE ACTIVOS FINANCIEROS	1.249.333.043		1.249.333.043
INICIATIVAS DE INVERSIÓN	3.642.267.076		3.642.267.076
PRÉSTAMOS	1.166.867.608		1.166.867.608
TRANSFERENCIAS DE CAPITAL	4.433.891.345	975.204.999	3.458.686.346
SERVICIO DE LA DEUDA	2.590.490.395		2.590.490.395
SALDO FINAL DE CAJA	17.318.372		17.318.372

B.- En Moneda Extranjera Convertida a Dólares

En Miles de US$

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	6.233.845	0	6.233.845
IMPUESTOS	79.600		79.600
RENTAS DE LA PROPIEDAD	987.835		987.835
INGRESOS DE OPERACIÓN	4.463		4.463
OTROS INGRESOS CORRIENTES	22.256		22.256
VENTA DE ACTIVOS NO FINANCIEROS	160		160
VENTA DE ACTIVOS FINANCIEROS	4.879.899		4.879.899
RECUPERACIÓN DE PRÉSTAMOS	3.220		3.220
ENDEUDAMIENTO	254.412		254.412
SALDO INICIAL DE CAJA	2.000		2.000
GASTOS	6.233.845	0	6.233.845
GASTOS EN PERSONAL	162.114		162.114
BIENES Y SERVICIOS DE CONSUMO	220.646		220.646
PRESTACIONES DE SEGURIDAD SOCIAL	455		455
TRANSFERENCIAS CORRIENTES	65.972		65.972
OTROS GASTOS CORRIENTES	310		310
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	22.199		22.199
ADQUISICIÓN DE ACTIVOS FINANCIEROS	5.362.831		5.362.831
INICIATIVAS DE INVERSIÓN	1.993		1.993
PRÉSTAMOS	3.220		3.220
TRANSFERENCIAS DE CAPITAL	300		300
SERVICIO DE LA DEUDA	391.805		391.805
SALDO FINAL DE CAJA	2.000		2.000

Artículo 2.- Apruébanse los Ingresos Generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera convertida a dólares, para el año 2019, a las Partidas que se indican:

INGRESOS GENERALES DE LA NACIÓN	Miles de $	Miles de US$
IMPUESTOS	36.843.885.979	79.600
TRANSFERENCIAS CORRIENTES	51.137.801	828.720
RENTAS DE LA PROPIEDAD	241.922.619	987.835
INGRESOS DE OPERACIÓN	18.884.741	4.463
OTROS INGRESOS CORRIENTES	560.467.956	9.986
VENTA DE ACTIVOS NO FINANCIEROS	405.916	
VENTA DE ACTIVOS FINANCIEROS	2.609.389.122	4.880.855
RECUPERACIÓN DE PRÉSTAMOS	10	
TRANSFERENCIAS PARA GASTOS DE CAPITAL	506.716.852	614.872
ENDEUDAMIENTO	4.550.000.000	254.412
SALDO INICIAL DE CAJA	5.000.000	2.000
TOTAL INGRESOS	**45.387.810.996**	**7.662.743**
APORTE FISCAL:		
PRESIDENCIA DE LA REPÚBLICA	19.190.326	
CONGRESO NACIONAL	124.508.491	
PODER JUDICIAL	579.186.088	
CONTRALORÍA GENERAL DE LA REPÚBLICA	77.836.907	
MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA	2.803.847.904	63.795
MINISTERIO DE RELACIONES EXTERIORES	110.270.248	203.680
MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO	380.705.414	
MINISTERIO DE HACIENDA	415.961.517	
MINISTERIO DE EDUCACIÓN	10.749.250.495	
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	1.122.884.486	
MINISTERIO DE DEFENSA NACIONAL	1.192.999.083	178.948
MINISTERIO DE OBRAS PÚBLICAS	1.974.115.195	
MINISTERIO DE AGRICULTURA	464.803.584	
MINISTERIO DE BIENES NACIONALES	13.535.309	
MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL	6.667.309.530	
MINISTERIO DE SALUD	5.924.750.193	
MINISTERIO DE MINERÍA	46.838.284	
MINISTERIO DE VIVIENDA Y URBANISMO	2.478.162.397	
MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES	1.048.894.139	
MINISTERIO SECRETARÍA GENERAL DE GOBIERNO	28.560.730	
MINISTERIO DE DESARROLLO SOCIAL	634.587.738	
MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA	12.758.811	
MINISTERIO PÚBLICO	192.737.500	
MINISTERIO DE ENERGÍA	120.512.146	
MINISTERIO DEL MEDIO AMBIENTE	57.252.828	
MINISTERIO DEL DEPORTE	112.290.681	
MINISTERIO DE LA MUJER Y LA EQUIDAD DE GÉNERO	55.853.596	
SERVICIO ELECTORAL	15.680.282	
MINISTERIO DE LAS CULTURAS, LAS ARTES Y EL PATRIMONIO	186.672.375	
Programas Especiales del Tesoro Público:		
SUBSIDIOS	1.189.658.811	
OPERACIONES COMPLEMENTARIAS	3.742.979.706	5.251.761
SERVICIO DE LA DEUDA PÚBLICA	2.329.791.018	391.508
FONDO DE RESERVA DE PENSIONES		872.874
FONDO DE ESTABILIZACIÓN ECONÓMICA Y SOCIAL		168.684
FONDO PARA LA EDUCACIÓN	30	531.493
FONDO DE APOYO REGIONAL	401.749.562	
FONDO PARA DIAGNÓSTICOS Y TRATAMIENTOS DE ALTO COSTO	111.675.592	
TOTAL APORTES	**45.387.810.996**	**7.662.743**

Artículo 3.- Autorízase al Presidente de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$7.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$1.000.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República.

La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2019 y aquellas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2019, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley N° 3.500, de 1980, hasta por un monto del equivalente a US$1.000.000 miles.

La autorización que se otorga al Presidente de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copias de estos decretos serán enviadas a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley N° 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes, Integros al Fisco y Otros gastos corrientes incluidos en el artículo 1 de esta ley, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los ítems de los referidos Subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley N° 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley N° 1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el artículo 1 de esta ley, de los Subtítulos de Adquisición de activos no financieros, de las Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en 10%.

Artículo 5.- Durante el año 2019, la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley N° 29, de 2005, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata, requerirá la autorización previa de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria que corresponda. Dicha autorización se requerirá asimismo para la contratación de personal suplente en los cargos de planta que no se encuentren desempeñados por su titular en virtud de la aplicación del mecanismo anterior.

Lo dispuesto en este artículo no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2018.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2019, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas de dichas unidades en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil de tales unidades en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N° 151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimiento de las leyes laborales y previsionales, determinado por la autoridad competente, durante el desarrollo de tales contratos, serán calificadas con nota deficiente en el área de administración del contrato, sin perjuicio de las sanciones administrativas que correspondan. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, al momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento de que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7.- La Dirección de Presupuestos establecerá los parámetros técnicos que deberán cumplir los organismos de la Administración del Estado que se determinen mediante una o más resoluciones del Ministerio de Hacienda, para celebrar los contratos señalados en el artículo 14 de la ley N° 20.128, sobre responsabilidad fiscal, cuando se refieran a inmuebles. Para estos efectos, la Dirección de Presupuestos impartirá instrucciones específicas, las que podrán contemplar mecanismos de contrataciones conjuntas, coordinadas por la mencionada Dirección, o cualquier otra modalidad que se determine.

Lo dispuesto en el presente artículo no se aplicará al Congreso Nacional, a las municipalidades, a las empresas públicas creadas por ley, al Ministerio Público, al Tribunal Constitucional, al Tribunal Calificador de Elecciones, a la Contraloría General de la República, a las Fuerzas Armadas, a las Fuerzas de Orden y Seguridad Pública, al Consejo de Seguridad Nacional, al Banco Central ni a los Gobiernos Regionales.

Artículo 8.- Todos los pagos a proveedores de bienes y servicios de cualquier tipo, incluidos aquellos relacionados a contratos de obra o infraestructura, que se realicen por parte de los órganos de la Administración del Estado, durante el año 2019, deberán realizarse mediante transferencia electrónica de fondos. Para ello, los organismos antes indicados deberán requerir la información necesaria para realizar estas transferencias a los proveedores que corresponda, como parte del proceso de contratación.

Artículo 9.- En los decretos que contengan transferencias, que hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley N° 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto, para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos en el ejercicio anterior, no utilizados por los organismos receptores y que deban ser reintegrados, deberán ser ingresados a Rentas Generales de la Nación.

Aquellas transferencias, incluidas en el Subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste, deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos, y remitirse mensualmente a esta última un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto.

Artículo 10.- Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile, Gendarmería de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.

Artículo 11.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido por intermedio del ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del ministerio respectivo.

Asimismo, podrán aumentarse los cupos de honorarios fijados en este presupuesto a los servicios públicos y programas presupuestarios, con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse los cupos de honorarios del conjunto de los servicios del ministerio respectivo.

Artículo 12.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren imposibilitados para desempeñar sus cargos por un periodo superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

Artículo 13.- Para los efectos de proveer durante el año 2019 las vacantes de los cargos a que se refiere el artículo cuadragésimo octavo de la ley N° 19.882, se convocará a los procesos de selección a través de los sitios web institucionales u otros que se creen, donde se dará información suficiente, entre otras materias, respecto de las funciones del cargo, el perfil profesional, las competencias y aptitudes requeridas para desempeñarlo, el nivel referencial de remuneraciones, el plazo para la postulación y la forma en que deberán acreditarse los requisitos. Adicionalmente, se publicarán en diarios de circulación nacional, avisos de la convocatoria del proceso de selección, los que deberán hacer referencia a los correspondientes sitios web para conocer las condiciones de postulación y requisitos solicitados. Esta información deberá sujetarse a lo indicado en el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la Información de la Administración del Estado, aprobado por el artículo primero de la ley N°20.285.

Artículo 14.- Los órganos y servicios públicos de la Administración Civil del Estado incluidos en esta ley necesitarán autorización previa del Ministerio de Hacienda para adquirir, a cualquier título, toda clase de vehículos motorizados destinados al transporte terrestre de pasajeros y de carga. Estos vehículos serán incorporados en sus respectivas dotaciones.

Igual autorización previa requerirán los órganos y servicios para tomar en arrendamiento tales vehículos o para convenir, mediante cualquier tipo de contratos, que éstos les sean proporcionados por la otra parte, para su utilización en funciones inherentes al servicio. Los vehículos utilizados en virtud de contratos a que se refiere este inciso, que excedan el período presupuestario, formarán parte de las respectivas dotaciones.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del ministerio de que se trate. El decreto supremo respectivo dispondrá el traspaso del o de los vehículos correspondientes desde el Servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir su dominio, debiendo inscribirse en el Registro de Vehículos Motorizados del Servicio de Registro Civil e Identificación.

Artículo 15.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2019 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la región en la cual está ubicado el inmueble enajenado, para su programa de inversión;

- 10% al Ministerio de Bienes Nacionales, y

- 25% a beneficio fiscal, que ingresará a Rentas Generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones se incorporarán anualmente en la Ley de Presupuestos, en los respectivos capítulos de la Partida del Ministerio de Defensa Nacional, identificando los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.

Artículo 16.- Los ministerios comprendidos en la presente ley de presupuestos informarán y presentarán ante la

Comisión Especial Mixta de Presupuestos, durante los meses de agosto y septiembre, y antes de la presentación de un nuevo proyecto de ley de presupuestos, los siguientes antecedentes:

1. Definiciones estratégicas institucionales.

2. Objetivos específicos o metas de gestión.

3. Indicadores de desempeño.

4. Cronograma de gastos.

5. Nivel de ejecución presupuestaria.

A fin de acordar el formato y modo de presentación de los anteriores antecedentes, la Dirección de Presupuestos y la Unidad de Asesoría Presupuestaria del Congreso Nacional se reunirán durante el mes de marzo.

La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central. Del mismo modo, se deberá incluir, en anexos, información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las

glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por partida, que contenga una descripción indicando si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por subtítulo y partida, dentro de los treinta días siguientes al término del mismo.

5. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile y de todas aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas; y de las entidades a que se refiere la ley N° 19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Comisión para el Mercado Financiero.

6. Informe semestral de la deuda pública bruta y neta del Gobierno Central y de la deuda bruta y neta del Banco Central, con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

7. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3 de esta ley, dentro de los quince días siguientes al de su total tramitación.

8. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre. Dicho informe deberá detallar también los activos financieros provenientes del Fondo de Apoyo Regional.

9. Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre.

10. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios web de los organismos obligados a proporcionarla. Asimismo, toda esta información deberá encontrarse disponible en el sitio web mediante el cual el servicio da cumplimiento a los deberes de transparencia activa y se sujetarán en todo a lo dispuesto por el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la Información de la Administración del Estado, aprobado por el artículo primero de la ley N°20.285.

Toda información que en virtud de otras disposiciones de esta ley deba ser remitida a las Comisiones del Senado, de la Cámara de Diputados y Especial Mixta de Presupuestos, será proporcionada por los respectivos organismos también a la Biblioteca del Congreso Nacional. En el caso de la Cámara de Diputados dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite.

Artículo 17.- Durante el año 2019, la suma de los montos involucrados en operaciones de cobertura de riesgos financieros que celebren las entidades autorizadas en el artículo 5 de la ley N° 19.908, no podrá exceder de US$1.500.000 miles o su equivalente en moneda nacional. Tales operaciones se deberán efectuar con sujeción a lo dispuesto en la citada norma legal.

Artículo 18.- Durante el año 2019, el Presidente de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$500.000.000 o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga al Presidente de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley N° 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2019, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del cien por ciento (100%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley N° 19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 19.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento de que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad de recursos fiscales.

Artículo 20.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.

Las aprobaciones, visaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979; el párrafo final del inciso segundo del artículo 8 del decreto ley N° 1.056, de 1975; el artículo 4 de la ley N° 19.896, el artículo 19 de la ley N° 18.382, la excepción a que se refiere el inciso final del artículo 9 de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Subsecretario de Hacienda, quien podrá delegar tales facultades, total o parcialmente, en el Director de Presupuestos.

Las visaciones dispuestas en el artículo 5 de la ley N° 19.896 serán efectuadas por el subsecretario respectivo, quien podrá delegar tal facultad en el secretario regional ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio intendente.

Artículo 21.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 22.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 40%, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Este porcentaje no podrá destinarse a medios que sean parte de conglomerados, holdings o cadenas de medios de comunicación, con los que se relacionen en los términos de los artículos 99 y 100 de la ley N° 18.045, que tengan sedes o sucursales en más de una región. Para estos efectos, el Ministerio Secretaría General de Gobierno elaborará un catastro regionalizado de los medios de comunicación. Se preferirá, para la aplicación de este artículo, el trato con los medios de comunicación que efectuarán por sí mismos el avisaje y las publicaciones, evitando en lo posible la contratación de intermediarios o agencias. En caso de contratarse con estos últimos, deberán transparentar sus ítems de gastos, los que serán remitidos al Ministerio Secretaría General de Gobierno. Los órganos y servicios a que se refiere este artículo deberán dar cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Las obligaciones de publicación indicadas en el inciso precedente deberán sujetarse a lo indicado en el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la Información de la Administración del Estado, aprobado por el artículo primero de la ley N° 20.285.

Los órganos y servicios públicos a que se refiere este artículo deberán remitir a más tardar en marzo de 2019 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que monitoreará el cumplimiento de la obligación establecida en el inciso anterior.

Artículo 23.- Será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.

2. En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en un informe trimestral, dentro de los treinta días siguientes al término del respectivo trimestre en su sitio web institucional la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

3. En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2019, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

4. Mensualmente, el Gobierno Regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

5. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las

comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

6. Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

7. Informe financiero trimestral de las empresas del Estado y de aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Comisión para el Mercado Financiero.

8. Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, el monto ejecutado por concepto de publicidad y difusión, dentro de los treinta días siguientes al término del respectivo trimestre.

9. Informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Se deberá detallar el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella y el detalle de los pasajes utilizados en dichas comisiones de servicios, indicando el titular de éstos, destino, valor y fecha, a excepción de aquellas que tengan el carácter de reservadas, las que deberán informarse en sesión secreta.

10. Cada Ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre la cantidad de funcionarios que cesen en sus funciones, en cada uno de los servicios públicos con los que se relacionen, indicando la fecha y causal de cesación.

Artículo 24.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2019, no podrán superar la suma fijada en el respectivo presupuesto.

Al respecto, en el mes de diciembre de 2018, cada ministerio deberá distribuir estos recursos, por Programa presupuestario, mediante decreto expedido por el ministerio respectivo, el cual deberá llevar además la firma del Ministro de Hacienda. Copia de este decreto, totalmente tramitado, deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

No obstante, por decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley N° 1.263, de 1975, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, sin que pueda en ningún caso, aumentarse, por esta vía, el monto total fijado para la Partida.

Las actividades de publicidad y difusión que corresponda realizar por los ministerios, las intendencias, las gobernaciones y los órganos y servicios públicos que integran la Administración del Estado se sujetarán a lo dispuesto en el artículo 3 de la ley N° 19.896. En caso alguno podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquéllos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Asimismo, los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la normativa que las regule indique expresamente que se deben publicar en medios impresos. Asimismo, no podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los servicios.

Artículo 25.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con siete días hábiles de anticipación.

Sólo el Presidente de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas, las que, en el caso de los ministros, estarán compuestas por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas. A solicitud de las respectivas instituciones, la Dirección de Presupuestos podrá autorizar excepciones al número de integrantes de las señaladas comitivas.

El arriendo de infraestructura para realizar actividades institucionales, tales como reuniones, jornadas de planificación u otras similares, sólo debe autorizarse en la medida que el servicio respectivo no cuente con infraestructura propia para ello, ni que le pueda ser facilitada por otro servicio público. Cualquier arriendo de infraestructura para realizar este tipo de actividades deberá ser previamente autorizado por la Dirección de Presupuestos.

Los servicios públicos deberán efectuar todas las gestiones que sean necesarias para recuperar los montos correspondientes a los subsidios por licencias médicas, desde las instituciones de salud previsional, en un plazo máximo de veinticuatro meses desde que dichas licencias son tramitadas.

Lo anterior también será aplicable, en lo pertinente, a las empresas del Estado, incluidas Televisión Nacional de Chile, Corporación Nacional del Cobre y Banco del Estado de Chile, y a todas aquellas sociedades en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Artículo 26.- Fíjase para el año 2019 en 8.000 el número máximo de personas que podrá modificar su calidad jurídica de honorario a suma alzada a contrata, asimilándose al grado de la planta legal del estamento que le corresponda cuya remuneración total le permita mantener su remuneración bruta.

Para efectuar los traspasos señalados, a partir del 1 de enero de 2019, a solicitud de los respectivos servicios e instituciones del Sector Público, podrá ser modificado el límite máximo de la dotación de personal fijada en las respectivas glosas presupuestarias, con cargo a una compensación equivalente en el número de personas contratadas a honorarios, fijado en las glosas presupuestarias correspondientes, asociadas a los Subtítulos 21 y 24.

No obstante lo dispuesto por el artículo 11 de la presente ley, durante el primer trimestre de 2019, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de personas contratadas a honorarios, fijado en las respectivas glosas asociadas a los Subtítulos 21 y 24.

Los ajustes derivados de la aplicación de este artículo serán establecidos por medio de decretos del Ministerio de Hacienda, dictados conforme a lo dispuesto en el artículo 70 del decreto ley N° 1.263, de 1975, y deberán ser informados mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos.

Artículo 27.- Toda información que de acuerdo a lo establecido en esta ley deba ser remitida a cualquiera de las comisiones del Congreso Nacional, se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos. Esta información deberá ser proporcionada en formato digital legible y procesable, que no consista solamente en imagen de la respectiva documentación, desagregada por sexo, cuando corresponda.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la ley de presupuestos del sector público para el año siguiente.

Sin perjuicio de lo anterior, la Comisión Especial Mixta de Presupuestos deberá remitir la información que le corresponda recibir a las comisiones permanentes de la Cámara de Diputados y del Senado cuyas materias de competencia se relacionen con la Partida respectiva, dentro del plazo de treinta días contado desde su recepción.

Artículo 28.- Para los efectos de los gastos reservados asignados para el año 2019, los Ministerios y entidades a que se refiere el artículo 3 de la ley N° 19.863 identificarán, mediante acto administrativo fundado de carácter reservado, las unidades operativas que requerirán, para su operación, el uso de los gastos que en él se señalan. Los jefes de dichas unidades deberán rendir cuenta de manera reservada de la utilización de dichos recursos al Ministro respectivo, semestralmente y con carácter secreto, considerando una desagregación por rubros que permita ilustrar sobre el contenido fundamental de dichos gastos.

Artículo 29.- Cada uno de los ministerios y demás órganos de la Administración del Estado deberán poner a disposición en sus respectivos sitios electrónicos la información relativa al presupuesto asignado por esta ley. Para estos efectos procurarán utilizar un lenguaje claro y comprensible, que permita ser comprendido por la mayor cantidad de personas, utilizando gráficos y cualquier otro mecanismo que permita comprender, de manera sencilla, cómo se compone el presupuesto y los distintos elementos que lo integran.

Artículo 30.- Las visitas de Estado, oficiales o de trabajo en que el Presidente de la República o los Ministros de Estado convoquen como parte de la delegación a miembros del Congreso Nacional, a Ministros de la Corte Suprema, al Contralor General de la República o a otras autoridades superiores de la administración del

Estado, serán consideradas comisiones de servicio de interés para la política exterior del país.

Artículo 31.- El Ministerio de Hacienda informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de la ejecución del Plan Impulso Araucanía, considerando de manera consolidada el total gastado por ministerio y comunas.

Además, con la misma periodicidad se entregará información relativa a los proyectos y programas desarrollados, sus objetivos y metas, sus beneficiarios, los criterios de selección de beneficiarios, instituciones receptoras de fondos públicos y los mecanismos de evaluación de dicho plan; todo lo anterior desagregado por comuna y programa presupuestario.

Asimismo, deberá indicar cuántos de los beneficiarios corresponden a mapuche y comunidades indígenas, aclarando el porcentaje del total de beneficiarios.

Artículo 32.- En el mes de agosto de cada año cada ministerio informará a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda del Senado las brechas salariales entre hombres y mujeres contratados a honorarios en una misma función.

Artículo 33.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2019, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3, y los decretos y resoluciones que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria. Esta ley podrá ser publicada en su integridad para su distribución.".

Y por cuanto he tenido a bien aprobarlo y sancionarlo; por tanto promúlguese y llévese a efecto como Ley de la República.

Santiago, 07 DIC 2018



SEBASTIÁN PIÑERA ECHENIQUE
Presidente de la República



FELIPE LARRAÍN BASCUÑÁN
Ministro de Hacienda



29 NOV 2018

CÁMARA DE DIPUTADOS
CHILE

jsk/cco
S.107ª/366ª

Oficio N° 14.380

VALPARAÍSO, 28 de noviembre de 2018

A S.E. EL PRESIDENTE DE LA REPÚBLICA

Tengo a honra comunicar a V.E. que el Congreso Nacional ha aprobado el proyecto de Ley de Presupuestos del Sector Público para el año 2019, correspondiente al boletín N° 12.130-05, del siguiente tenor:

PROYECTO DE LEY:

"Artículo 1.- Apruébase el Presupuesto de Ingresos y Gastos del Sector Público, para el año 2019, según el detalle que se indica:

A.- En Moneda Nacional:

En Miles de $



	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	52.988.144.989	2.108.461.066	50.879.683.923
IMPUESTOS	36.843.885.979		36.843.885.979
IMPOSICIONES PREVISIONALES	2.928.773.746		2.928.773.746
TRANSFERENCIAS CORRIENTES	1.148.052.754	1.080.748.022	67.304.732
RENTAS DE LA PROPIEDAD	566.144.787	52.508.045	513.636.742
INGRESOS DE OPERACIÓN	973.101.790		973.101.790
OTROS INGRESOS CORRIENTES	1.201.224.403		1.201.224.403
VENTA DE ACTIVOS NO FINANCIEROS	16.635.938		16.635.938
VENTA DE ACTIVOS FINANCIEROS	2.992.789.487		2.992.789.487
RECUPERACIÓN DE PRÉSTAMOS	640.742.437		640.742.437
TRANSFERENCIAS PARA GASTOS DE CAPITAL	1.044.596.802	975.204.999	69.391.803
ENDEUDAMIENTO	4.589.308.867		4.589.308.867
SALDO INICIAL DE CAJA	42.887.999		42.887.999
GASTOS	52.988.144.989	2.108.461.066	50.879.683.923
GASTOS EN PERSONAL	8.936.098.166		8.936.098.166
BIENES Y SERVICIOS DE CONSUMO	3.189.051.607		3.189.051.607
PRESTACIONES DE SEGURIDAD SOCIAL	7.694.863.297		7.694.863.297
TRANSFERENCIAS CORRIENTES	19.703.046.773	1.045.709.630	18.657.337.143
INTEGROS AL FISCO	123.711.513	87.546.437	36.165.076
OTROS GASTOS CORRIENTES	5.770.270		5.770.270
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	235.435.524		235.435.524
ADQUISICIÓN DE ACTIVOS FINANCIEROS	1.249.333.043		1.249.333.043
INICIATIVAS DE INVERSIÓN	3.642.267.076		3.642.267.076
PRÉSTAMOS	1.166.867.608		1.166.867.608
TRANSFERENCIAS DE CAPITAL	4.433.891.345	975.204.999	3.458.686.346
SERVICIO DE LA DEUDA	2.590.490.395		2.590.490.395
SALDO FINAL DE CAJA	17.318.372		17.318.372



B.- En Moneda Extranjera Convertida a Dólares

En Miles de US$

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	**6.233.845**	0	**6.233.845**
IMPUESTOS	79.600		79.600
RENTAS DE LA PROPIEDAD	987.835		987.835
INGRESOS DE OPERACIÓN	4.463		4.463
OTROS INGRESOS CORRIENTES	22.256		22.256
VENTA DE ACTIVOS NO FINANCIEROS	160		160
VENTA DE ACTIVOS FINANCIEROS	4.879.899		4.879.899
RECUPERACIÓN DE PRÉSTAMOS	3.220		3.220
ENDEUDAMIENTO	254.412		254.412
SALDO INICIAL DE CAJA	2.000		2.000
GASTOS	**6.233.845**	0	**6.233.845**
GASTOS EN PERSONAL	162.114		162.114
BIENES Y SERVICIOS DE CONSUMO	220.646		220.646
PRESTACIONES DE SEGURIDAD SOCIAL	455		455
TRANSFERENCIAS CORRIENTES	65.972		65.972
OTROS GASTOS CORRIENTES	310		310
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	22.199		22.199
ADQUISICIÓN DE ACTIVOS FINANCIEROS	5.362.831		5.362.831
INICIATIVAS DE INVERSIÓN	1.993		1.993
PRÉSTAMOS	3.220		3.220
TRANSFERENCIAS DE CAPITAL	300		300
SERVICIO DE LA DEUDA	391.805		391.805
SALDO FINAL DE CAJA	2.000		2.000

Artículo 2.- Apruébanse los Ingresos Generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera convertida a dólares, para el año 2019, a las Partidas que se indican:



INGRESOS GENERALES DE LA NACIÓN	Miles de $	Miles de US$
IMPUESTOS	36.843.885.979	79.600
TRANSFERENCIAS CORRIENTES	51.137.801	828.720
RENTAS DE LA PROPIEDAD	241.922.619	987.835
INGRESOS DE OPERACIÓN	18.884.741	4.463
OTROS INGRESOS CORRIENTES	560.467.956	9.986
VENTA DE ACTIVOS NO FINANCIEROS	405.916	
VENTA DE ACTIVOS FINANCIEROS	2.609.389.122	4.880.855
RECUPERACIÓN DE PRÉSTAMOS	10	
TRANSFERENCIAS PARA GASTOS DE CAPITAL	506.716.852	614.872
ENDEUDAMIENTO	4.550.000.000	254.412
SALDO INICIAL DE CAJA	5.000.000	2.000
TOTAL INGRESOS	**45.387.810.996**	**7.662.743**
APORTE FISCAL:		
PRESIDENCIA DE LA REPÚBLICA	19.190.326	
CONGRESO NACIONAL	124.508.491	
PODER JUDICIAL	579.186.088	
CONTRALORÍA GENERAL DE LA REPÚBLICA	77.836.907	
MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA	2.803.847.904	63.795
MINISTERIO DE RELACIONES EXTERIORES	110.270.248	203.680
MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO	380.705.414	
MINISTERIO DE HACIENDA	415.961.517	
MINISTERIO DE EDUCACIÓN	10.749.250.495	
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	1.122.884.486	
MINISTERIO DE DEFENSA NACIONAL	1.192.999.083	178.948
MINISTERIO DE OBRAS PÚBLICAS	1.974.115.195	
MINISTERIO DE AGRICULTURA	464.803.584	
MINISTERIO DE BIENES NACIONALES	13.535.309	
MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL	6.667.309.530	
MINISTERIO DE SALUD	5.924.750.193	
MINISTERIO DE MINERÍA	46.838.284	
MINISTERIO DE VIVIENDA Y URBANISMO	2.478.162.397	
MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES	1.048.894.139	
MINISTERIO SECRETARÍA GENERAL DE GOBIERNO	28.560.730	
MINISTERIO DE DESARROLLO SOCIAL	634.587.738	
MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA	12.758.811	
MINISTERIO PÚBLICO	192.737.500	
MINISTERIO DE ENERGÍA	120.512.146	
MINISTERIO DEL MEDIO AMBIENTE	57.252.828	
MINISTERIO DEL DEPORTE	112.290.681	
MINISTERIO DE LA MUJER Y LA EQUIDAD DE GÉNERO	55.853.596	
SERVICIO ELECTORAL	15.680.282	
MINISTERIO DE LAS CULTURAS, LAS ARTES Y EL PATRIMONIO	186.672.375	
Programas Especiales del Tesoro Público:		
SUBSIDIOS	1.189.658.811	
OPERACIONES COMPLEMENTARIAS	3.742.979.706	5.251.761
SERVICIO DE LA DEUDA PÚBLICA	2.329.791.018	391.508
FONDO DE RESERVA DE PENSIONES		872.874
FONDO DE ESTABILIZACIÓN ECONÓMICA Y SOCIAL		168.684
FONDO PARA LA EDUCACIÓN	30	531.493
FONDO DE APOYO REGIONAL	401.749.562	
FONDO PARA DIAGNÓSTICOS Y TRATAMIENTOS DE ALTO COSTO	111.675.592	
TOTAL APORTES	**45.387.810.996**	**7.662.743**



Artículo 3.- Autorízase al Presidente de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$7.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$1.000.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República.

La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2019 y aquellas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2019, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley N° 3.500, de 1980, hasta por un monto del equivalente a US$1.000.000 miles.

La autorización que se otorga al Presidente de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los



cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copias de estos decretos serán enviadas a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley N° 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes, Integros al Fisco y Otros gastos corrientes incluidos en el artículo 1 de esta ley, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los items de los referidos Subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley N° 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley N° 1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán



los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el artículo 1 de esta ley, de los Subtítulos de Adquisición de activos no financieros, de las Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en 10%.

Artículo 5.- Durante el año 2019, la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley N° 29, de 2005, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata, requerirá la autorización previa de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria que corresponda. Dicha autorización se requerirá asimismo



para la contratación de personal suplente en los cargos de planta que no se encuentren desempeñados por su titular en virtud de la aplicación del mecanismo anterior.

Lo dispuesto en este artículo no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2018.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2019, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas de dichas unidades en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil de tales unidades en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N° 151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimiento de las leyes laborales y previsionales, determinado por la



autoridad competente, durante el desarrollo de tales contratos, serán calificadas con nota deficiente en el área de administración del contrato, sin perjuicio de las sanciones administrativas que correspondan. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, al momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento de que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7.- La Dirección de Presupuestos establecerá los parámetros técnicos que deberán cumplir los organismos de la Administración del Estado que se determinen mediante una o más resoluciones del Ministerio de Hacienda, para celebrar los contratos señalados en el artículo 14 de la ley N° 20.128, sobre responsabilidad fiscal, cuando se refieran a inmuebles. Para estos efectos, la Dirección de Presupuestos impartirá instrucciones específicas, las que podrán contemplar mecanismos de contrataciones conjuntas, coordinadas por la mencionada Dirección, o cualquier otra modalidad que se determine.

Lo dispuesto en el presente artículo no se aplicará al Congreso Nacional, a las municipalidades, a las empresas públicas creadas por ley, al Ministerio



Público, al Tribunal Constitucional, al Tribunal Calificador de Elecciones, a la Contraloría General de la República, a las Fuerzas Armadas, a las Fuerzas de Orden y Seguridad Pública, al Consejo de Seguridad Nacional, al Banco Central ni a los Gobiernos Regionales.

Artículo 8.- Todos los pagos a proveedores de bienes y servicios de cualquier tipo, incluidos aquellos relacionados a contratos de obra o infraestructura, que se realicen por parte de los órganos de la Administración del Estado, durante el año 2019, deberán realizarse mediante transferencia electrónica de fondos. Para ello, los organismos antes indicados deberán requerir la información necesaria para realizar estas transferencias a los proveedores que corresponda, como parte del proceso de contratación.

Artículo 9.- En los decretos que contengan transferencias, que hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley N° 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto, para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos en el ejercicio anterior, no utilizados por los organismos receptores y que deban ser

Artículo 11.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido por intermedio del ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del ministerio respectivo.

Asimismo, podrán aumentarse los cupos de honorarios fijados en este presupuesto a los servicios públicos y programas presupuestarios, con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse los cupos de honorarios del conjunto de los servicios del ministerio respectivo.

Artículo 12.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren imposibilitados para desempeñar sus cargos por un periodo superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

Artículo 13.- Para los efectos de proveer durante el año 2019 las vacantes de los cargos a que se refiere el artículo cuadragésimo octavo de la ley N° 19.882, se convocará a los procesos de selección a través de los sitios web institucionales u otros que se creen, donde se dará información suficiente, entre otras materias, respecto de las funciones del cargo, el perfil profesional, las competencias y aptitudes requeridas para desempeñarlo, el nivel referencial de remuneraciones, el plazo para la postulación y la forma en que deberán acreditarse los requisitos. Adicionalmente, se publicarán en diarios de circulación nacional, avisos de la convocatoria del proceso de selección, los que deberán hacer referencia a los correspondientes sitios web para conocer las condiciones de postulación y requisitos solicitados. Esta información deberá sujetarse a lo indicado en el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la Información de la Administración del Estado, aprobado por el artículo primero de la ley N°20.285.

Artículo 14.- Los órganos y servicios públicos de la Administración Civil del Estado incluidos en esta ley necesitarán autorización previa del Ministerio de Hacienda para adquirir, a cualquier título, toda clase de vehículos motorizados destinados al transporte terrestre de pasajeros y de carga. Estos vehículos serán incorporados en sus respectivas dotaciones.

Igual autorización previa requerirán los órganos y servicios para tomar en arrendamiento tales vehículos o para convenir, mediante cualquier tipo de contratos, que éstos les sean proporcionados por la otra parte, para su utilización en funciones inherentes al servicio. Los vehículos utilizados en virtud de contratos a que se refiere este inciso, que excedan el período presupuestario, formarán parte de las respectivas dotaciones.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del ministerio de que se trate. El decreto supremo respectivo dispondrá el traspaso del o de los vehículos correspondientes desde el Servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir su dominio, debiendo inscribirse en el Registro de Vehículos Motorizados del Servicio de Registro Civil e Identificación.

Artículo 15.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2019 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la región en la cual está ubicado el inmueble enajenado, para su programa de inversión;

- 10% al Ministerio de Bienes Nacionales, y

- 25% a beneficio fiscal, que ingresará a Rentas Generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado



desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones se incorporarán anualmente en la Ley de Presupuestos, en los respectivos capítulos de la Partida del Ministerio de Defensa Nacional, identificando los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.

Artículo 16.- Los ministerios comprendidos en la presente ley de presupuestos informarán y presentarán ante la Comisión Especial Mixta de Presupuestos, durante los meses de agosto y septiembre, y antes de la presentación de un nuevo proyecto de ley de presupuestos, los siguientes antecedentes:

1. Definiciones estratégicas institucionales.

2. Objetivos específicos o metas de gestión.

3. Indicadores de desempeño.

4. Cronograma de gastos.

5. Nivel de ejecución presupuestaria.

A fin de acordar el formato y modo de presentación de los anteriores antecedentes, la Dirección de Presupuestos y la Unidad de Asesoría Presupuestaria del Congreso Nacional se reunirán durante el mes de marzo.

La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y



documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central. Del mismo modo, se deberá incluir, en anexos, información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por partida, que contenga una descripción indicando si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por subtítulo y partida, dentro de los treinta días siguientes al término del mismo.

5. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile y de todas aquellas en que el Estado, sus instituciones o empresas



tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas; y de las entidades a que se refiere la ley N° 19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Comisión para el Mercado Financiero.

6. Informe semestral de la deuda pública bruta y neta del Gobierno Central y de la deuda bruta y neta del Banco Central, con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

7. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3 de esta ley, dentro de los quince días siguientes al de su total tramitación.

8. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre. Dicho informe deberá detallar también los activos financieros provenientes del Fondo de Apoyo Regional.

9. Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre.

10. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios web de los organismos obligados a proporcionarla. Asimismo, toda esta información deberá encontrarse disponible en el sitio web mediante el cual el servicio da cumplimiento a los deberes de



transparencia activa y se sujetarán en todo a lo dispuesto por el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la Información de la Administración del Estado, aprobado por el artículo primero de la ley N°20.285.

Toda información que en virtud de otras disposiciones de esta ley deba ser remitida a las Comisiones del Senado, de la Cámara de Diputados y Especial Mixta de Presupuestos, será proporcionada por los respectivos organismos también a la Biblioteca del Congreso Nacional. En el caso de la Cámara de Diputados dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite.

Artículo 17.- Durante el año 2019, la suma de los montos involucrados en operaciones de cobertura de riesgos financieros que celebren las entidades autorizadas en el artículo 5 de la ley N° 19.908, no podrá exceder de US$1.500.000 miles o su equivalente en moneda nacional. Tales operaciones se deberán efectuar con sujeción a lo dispuesto en la citada norma legal.

Artículo 18.- Durante el año 2019, el Presidente de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$500.000.000 o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga al Presidente de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que



irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley N° 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2019, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del cien por ciento (100%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley N° 19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 19.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de



Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento de que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad de recursos fiscales.

Artículo 20.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.

Las aprobaciones, visaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979; el párrafo final del inciso segundo del artículo 8 del decreto ley N° 1.056, de 1975; el artículo 4 de la ley N° 19.896, el artículo 19 de la ley N° 18.382, la excepción a que se refiere el inciso final del artículo 9 de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Subsecretario de Hacienda, quien podrá delegar tales facultades, total o parcialmente, en el Director de Presupuestos.

Las visaciones dispuestas en el artículo 5 de la ley N° 19.896 serán efectuadas por el subsecretario respectivo, quien podrá delegar tal facultad en el secretario regional ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio intendente.

Artículo 21.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.



Artículo 22.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 40%, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Este porcentaje no podrá destinarse a medios que sean parte de conglomerados, holdings o cadenas de medios de comunicación, con los que se relacionen en los términos de los artículos 99 y 100 de la ley N° 18.045, que tengan sedes o sucursales en más de una región. Para estos efectos, el Ministerio Secretaría General de Gobierno elaborará un catastro regionalizado de los medios de comunicación. Se preferirá, para la aplicación de este artículo, el trato con los medios de comunicación que efectuarán por sí mismos el avisaje y las publicaciones, evitando en lo posible la contratación de intermediarios o agencias. En caso de contratarse con estos últimos, deberán transparentar sus ítems de gastos, los que serán remitidos al Ministerio Secretaría General de Gobierno. Los órganos y servicios a que se refiere este artículo deberán dar cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Las obligaciones de publicación indicadas en el inciso precedente deberán sujetarse a lo indicado en el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la Información de la Administración del Estado, aprobado por el artículo primero de la ley N° 20.285.

Los órganos y servicios públicos a que se refiere este artículo deberán remitir a más tardar en marzo de 2019 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que monitoreará el cumplimiento de la obligación establecida en el inciso anterior.

Artículo 23.- Será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001,

dentro de los ciento ochenta días siguientes a la recepción de su informe final.

2. En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en un informe trimestral, dentro de los treinta días siguientes al término del respectivo trimestre en su sitio web institucional la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

3. En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2019, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

4. Mensualmente, el Gobierno Regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

5. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.



6. Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

7. Informe financiero trimestral de las empresas del Estado y de aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Comisión para el Mercado Financiero.

8. Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, el monto ejecutado por concepto de publicidad y difusión, dentro de los treinta días siguientes al término del respectivo trimestre.

9. Informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Se deberá detallar el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella y el detalle de los pasajes utilizados en dichas comisiones de servicios, indicando el titular de éstos, destino, valor y fecha, a excepción de aquellas que tengan el carácter de reservadas, las que deberán informarse en sesión secreta.



10. Cada Ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre la cantidad de funcionarios que cesen en sus funciones, en cada uno de los servicios públicos con los que se relacionen, indicando la fecha y causal de cesación.

Artículo 24.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2019, no podrán superar la suma fijada en el respectivo presupuesto.

Al respecto, en el mes de diciembre de 2018, cada ministerio deberá distribuir estos recursos, por Programa presupuestario, mediante decreto expedido por el ministerio respectivo, el cual deberá llevar además la firma del Ministro de Hacienda. Copia de este decreto, totalmente tramitado, deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

No obstante, por decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley N° 1.263, de 1975, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, sin que pueda en ningún caso, aumentarse, por esta vía, el monto total fijado para la Partida.

Las actividades de publicidad y difusión que corresponda realizar por los ministerios, las intendencias, las gobernaciones y los órganos y servicios públicos que integran la Administración del Estado se sujetarán a lo dispuesto en el artículo 3 de la ley N° 19.896. En caso alguno podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.



Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquéllos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Asimismo, los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la normativa que las regule indique expresamente que se deben publicar en medios impresos. Asimismo, no podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los servicios.

Artículo 25.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con siete días hábiles de anticipación.

Sólo el Presidente de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas, las que, en el caso de los ministros, estarán compuestas



por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas. A solicitud de las respectivas instituciones, la Dirección de Presupuestos podrá autorizar excepciones al número de integrantes de las señaladas comitivas.

El arriendo de infraestructura para realizar actividades institucionales, tales como reuniones, jornadas de planificación u otras similares, sólo debe autorizarse en la medida que el servicio respectivo no cuente con infraestructura propia para ello, ni que le pueda ser facilitada por otro servicio público. Cualquier arriendo de infraestructura para realizar este tipo de actividades deberá ser previamente autorizado por la Dirección de Presupuestos.

Los servicios públicos deberán efectuar todas las gestiones que sean necesarias para recuperar los montos correspondientes a los subsidios por licencias médicas, desde las instituciones de salud previsional, en un plazo máximo de veinticuatro meses desde que dichas licencias son tramitadas.

Lo anterior también será aplicable, en lo pertinente, a las empresas del Estado, incluidas Televisión Nacional de Chile, Corporación Nacional del Cobre y Banco del Estado de Chile, y a todas aquellas sociedades en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Artículo 26.- Fíjase para el año 2019 en 8.000 el número máximo de personas que podrá modificar su calidad jurídica de honorario a suma alzada a contrata, asimilándose al grado de la planta legal del estamento que le corresponda cuya remuneración total le permita mantener su remuneración bruta.

Para efectuar los traspasos señalados, a partir del 1 de enero de 2019, a solicitud de los respectivos



servicios e instituciones del Sector Público, podrá ser modificado el límite máximo de la dotación de personal fijada en las respectivas glosas presupuestarias, con cargo a una compensación equivalente en el número de personas contratadas a honorarios, fijado en las glosas presupuestarias correspondientes, asociadas a los Subtítulos 21 y 24.

No obstante lo dispuesto por el artículo 11 de la presente ley, durante el primer trimestre de 2019, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de personas contratadas a honorarios, fijado en las respectivas glosas asociadas a los Subtítulos 21 y 24.

Los ajustes derivados de la aplicación de este artículo serán establecidos por medio de decretos del Ministerio de Hacienda, dictados conforme a lo dispuesto en el artículo 70 del decreto ley N° 1.263, de 1975, y deberán ser informados mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos.

Artículo 27.- Toda información que de acuerdo a lo establecido en esta ley deba ser remitida a cualquiera de las comisiones del Congreso Nacional, se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos. Esta información deberá ser proporcionada en formato digital legible y procesable, que no consista solamente en imagen de la respectiva documentación, desagregada por sexo, cuando corresponda.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la ley de presupuestos del sector público para el año siguiente.

Sin perjuicio de lo anterior, la Comisión Especial Mixta de Presupuestos deberá remitir la



información que le corresponda recibir a las comisiones permanentes de la Cámara de Diputados y del Senado cuyas materias de competencia se relacionen con la Partida respectiva, dentro del plazo de treinta días contado desde su recepción.

Artículo 28.- Para los efectos de los gastos reservados asignados para el año 2019, los Ministerios y entidades a que se refiere el artículo 3 de la ley N° 19.863 identificarán, mediante acto administrativo fundado de carácter reservado, las unidades operativas que requerirán, para su operación, el uso de los gastos que en él se señalan. Los jefes de dichas unidades deberán rendir cuenta de manera reservada de la utilización de dichos recursos al Ministro respectivo, semestralmente y con carácter secreto, considerando una desagregación por rubros que permita ilustrar sobre el contenido fundamental de dichos gastos.

Artículo 29.- Cada uno de los ministerios y demás órganos de la Administración del Estado deberán poner a disposición en sus respectivos sitios electrónicos la información relativa al presupuesto asignado por esta ley. Para estos efectos procurarán utilizar un lenguaje claro y comprensible, que permita ser comprendido por la mayor cantidad de personas, utilizando gráficos y cualquier otro mecanismo que permita comprender, de manera sencilla, cómo se compone el presupuesto y los distintos elementos que lo integran.

Artículo 30.- Las visitas de Estado, oficiales o de trabajo en que el Presidente de la República o los Ministros de Estado convoquen como parte de la delegación a miembros del Congreso Nacional, a Ministros de la Corte Suprema, al Contralor General de la República o a otras autoridades superiores de la



administración del Estado, serán consideradas comisiones de servicio de interés para la política exterior del país.

Artículo 31.- El Ministerio de Hacienda informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de la ejecución del Plan Impulso Araucanía, considerando de manera consolidada el total gastado por ministerio y comunas.

Además, con la misma periodicidad se entregará información relativa a los proyectos y programas desarrollados, sus objetivos y metas, sus beneficiarios, los criterios de selección de beneficiarios, instituciones receptoras de fondos públicos y los mecanismos de evaluación de dicho plan; todo lo anterior desagregado por comuna y programa presupuestario.

Asimismo, deberá indicar cuántos de los beneficiarios corresponden a mapuche y comunidades indígenas, aclarando el porcentaje del total de beneficiarios.

Artículo 32.- En el mes de agosto de cada año cada ministerio informará a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda del Senado las brechas salariales entre hombres y mujeres contratados a honorarios en una misma función.

Artículo 33.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2019, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3, y los decretos y resoluciones que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria. Esta ley podrá ser publicada en su integridad para su distribución.".



Dios guarde a V.E.



MAYA FERNÁNDEZ ALLENDE
Presidenta de la Cámara de Diputados



MIGUEL LANDEROS PERKIĆ
Secretario General de la Cámara de Diputados





REPÚBLICA DE CHILE
PRESIDENCIA

M.HACIENDA OF PARTES
28.02.2019 10:00

MEMORANDUM DGCP-062/2019

DE : **CARLOS CRUZ-COKE CARVALLO.**
Director de Gestión Ciudadana
Presidencia de la República

A : **FRANCISCO MATTE RISOPATRÓN**
Jefe de Gabinete
Ministro de Hacienda

REF: **DOCUMENTO PARA CONOCIMIENTO**

FECHA : 27 de febrero de 2019

Estimado Francisco:

Junto con saludarte, te adjunto presentación que se ha recibido en el Gabinete Presidencial.

- Jorge Bermudez Soto, Contralor General de la República (EXPR2019-3452)

Lo anterior, para su conocimiento y resolución que corresponda.

PRESIDENCIA DE LA REPUBLICA * DIRECCION GESTION CIUDADANA *

CARLOS CRUZ-COKE CARVALLO
Director de Gestión Ciudadana
Presidencia de la República

CCC/jla
Incl.: Lo indicado

11876/2018









Contraloría General de la República
Sistradoc - Sistema de Tramitación de Documentos

Nómina de Cancelación N° 134657
Impreso por: Deidamia Castro Urra
Fecha: 20/02/2019
Destino: PRESIDENCIA DE LA REPUBLICA

N°	Tipo Documento	Número/Año	Servicio	Unidad	Cancelado por:	Fecha Cancelación	Oficio Salida	Resultado
1	LEY	021125/2019	MINISTERIO DE HACIENDA	OGP	Deidamia Castro Urra	20/02/2019 12:22:47	005160	ALC

PRESIDENCIA GESTIÓN
22 FEB 2019
INGRESO DOCUMENTO

20 FEB 2019 / 12 : 40

PALACIO DE LA MONEDA
ALAMEDA
Expe 3452
20 FEB 2019
RECEPCION DOCUMENTOS

REPUBLICA DE CHILE SUBSECRETARIA MINISTERIO Secretaría General de la Presidencia

20 FEB 2019

CONTRALORIA GENERAL DE LA REPUBLICA
CESAR ARANCIBIA



CONTRALORÍA GENERAL DE LA REPÚBLICA
DIVISIÓN JURÍDICA

AJS

CURSA CON ALCANCE ACTO
ADMINISTRATIVO QUE COMPLEMENTA
DECRETO PROMULGATORIO DE LA LEY
N° 21.125, DE PRESUPUESTOS DEL
SECTOR PÚBLICO CORRESPONDIENTE
AL AÑO 2019.



CONTRALORÍA GENERAL DE LA REPÚBLICA
REGIÓN 130

20 FEB 2019   N° 5.160

SANTIAGO,

2130201902205160

Esta Contraloría General ha dado curso al
acto administrativo del rubro, que "Complementa Declarativamente Promulgación de
la Ley N° 21.125", por encontrarse ajustado a derecho.

Sin perjuicio de lo anterior, en relación a lo
señalado en su numeral 6, cumple con hacer presente que esta Entidad
Fiscalizadora entiende que las asignaciones 036 a que se alude, corresponden a los
programas 29 y 30 del presupuesto de la Subsecretaría de Educación para el año
2019, y no como ahí se indica.

Con el alcance que antecede, se ha tomado
razón del documento del epígrafe.

Saluda atentamente a Ud.

JORGE BERMUDEZ SOTO
Contralor General de la República

A SU EXCELENCIA
EL PRESIDENTE DE LA REPÚBLICA
PRESENTE



REPÚBLICA DE CHILE
Ministerio de Hacienda

COMPLEMENTA DECLARATIVAMENTE PROMULGACIÓN DE LA LEY N° 21.125.

MINISTERIO DE HACIENDA OFICINA DE PARTES		
RECIBIDO		
CONTRALORIA GENERAL TOMA DE RAZON		
RECEPCION		
DEPART. JURIDICO		
DEP. T.R.Y REGISTRO		
DEPART. CONTABIL.		
SUB DEPTO. C.CENTRAL		
SUB DEPTO. E.CUENTAS		
SUB DEPTO. C.P.Y BIENES NAC.		
DEPART. AUDITORIA		
DEPART. VOP., U. Y T.		
SUB DEPTO. MUNICIP.		
REFRENDACION		
REF. POR $ IMPUTAC.		
ANOT. POR $ IMPUTAC.		
DEDUC.DTO		

TOMADO RAZÓN CON ALCANCE
20 FEB 2019
Contralor General de la República

LEY N° 21.125

1. El día 28 de diciembre de 2018, se publicó en el Diario Oficial la Ley N° 21.125, de Presupuestos del Sector Público para el año 2019.

2. Dicha ley fue objeto de un requerimiento ante el Tribunal Constitucional presentado por un grupo de diputados, para impugnar la Glosa 13, asociada a la asignación 036, Ítem 03, Subtítulo 33, Programa 29, Capítulo 01, Partida 09, del Ministerio de Educación; la Glosa 19, asociada a la asignación 036, Ítem 03, Subtítulo 33, Programa 30, Capítulo 01, Partida 09, del Ministerio de Educación; y la Glosa 02, asociada al Subtítulo 22, del Programa 01, Capítulo 31, Partida 05, del Ministerio del Interior y Seguridad Pública.

3. No obstante lo anterior, y por mandato del artículo 93, inciso sexto, de la Constitución Política de la República y del artículo 40 de la Ley Orgánica Constitucional del Tribunal Constitucional, la Ley de Presupuestos se debía promulgar siempre íntegramente, a pesar de haberse interpuesto un requerimiento en su contra, sin perjuicio de lo que el Tribunal Constitucional resolviera.

4. Pues bien, por sentencia STC rol 5735-18, de 22 de enero de 2019, publicada en el Diario Oficial el día 25 de enero 2019, el Tribunal Constitucional acogió íntegramente dicho requerimiento, por haberse infringido, durante la tramitación de la Ley de Presupuestos del Sector Público para el año 2019, los artículos 67 y 69 de la Carta Fundamental.

5. En mérito de lo anterior, y por razones de seguridad y certeza jurídica, debe procederse a complementar la promulgación de la Ley N° 21.125, declarándose que son inconstitucionales las siguientes Glosas o parte de ellas de la Ley de Presupuestos del Sector Público para el año 2019, N° 21.125, publicada en el Diario Oficial con fecha 28 de diciembre de 2018:

- Glosa 13, asociada a la asignación 036, Ítem 03, Subtítulo 33, Programa 29, Capítulo 01, Partida 09, del Ministerio de Educación, que dispone:

"13 Autorícese a las universidades a reinvertir hasta un 30% de los excedentes acumulados del fondo solidario de crédito universitario de cada institución, siempre que dicha reinversión se realice en infraestructura, títulos de valor en moneda nacional, becas internas o créditos especiales para estudiantes regulares.".

- Glosa 19, asociada a la asignación 036, Ítem 03, Subtítulo 33, Programa 30, Capítulo 01, Partida 09, del Ministerio de Educación, que dispone:

"19 Autorícese a las universidades a reinvertir hasta un 30% de los excedentes acumulados del fondo solidario de crédito universitario de cada institución, siempre que dicha reinversión se realice en infraestructura, títulos de valor en moneda nacional, becas internas o créditos especiales para estudiantes regulares.".

- Glosa 02, asociada al Subtítulo 22, del Programa 01, Capítulo 31, Partida 05, del Ministerio del Interior y Seguridad Pública, en cuanto no consigna un guarismo después de la frase "- En miles de $", ni después de la frase "- En miles de US$".

6. De esta manera, y en razón de lo sentenciado por el Tribunal Constitucional, las asignaciones 036, de los ítems 03, subtítulos 33 correspondientes a los Programas 29 y 39, ambos del Capítulo 01, Partida 09, del Ministerio de Educación, de la Ley de Presupuestos del Sector Público para el año 2019, N° 21.125, quedan sin glosas asociadas.

7. Por su parte, respecto de la Glosa 02 asociada al Subtítulo 22, del Programa 01, Capítulo 31, Partida 05, del Ministerio del Interior y Seguridad Pública, de la Ley de Presupuestos del Sector Público para el año 2019, N° 21.125, en razón de lo sentenciado por el Tribunal Constitucional, los montos a que se refiere el artículo 89 de la Ley N° 18.961 Orgánica Constitucional de Carabineros, ley permanente, constituyen un límite que debe ser ineludiblemente observado por el legislador. Por tanto se declaró la inconstitucionalidad de la omisión de consignar los valores correspondientes a dicha glosa ya que constituye una reducción que transgrede el mandato contenido en el artículo 67 inciso segundo de la Carta Fundamental que solo autoriza al Congreso Nacional para reducir los gastos contenidos en el proyecto de Ley de Presupuestos, cuando éstos no se encuentren establecidos en una ley permanente.

Santiago, 2 8 ENE 2019



SEBASTIÁN PIÑERA ECHENIQUE
Presidente de la República



FELIPE LARRAÍN BASCUÑÁN
Ministro de Hacienda

Lo que transcribo a Ud. para su conocimiento.

Saluda atentamente a Ud.,



FRANCISCO MORENO GUZMAN
Subsecretario de Hacienda

REPÚBLICA DE CHILE
Ministerio de Hacienda

COMPLEMENTA DECLARATIVAMENTE PROMULGACIÓN DE LA LEY N° 21.125.

MINISTERIO DE HACIENDA
OFICINA DE PARTES
RECIBIDO

CONTRALORIA GENERAL
TOMA DE RAZON
CGR - 30 ENE 2019
RECEPCION
DEPART. JURIDICO 30 ENE. 2019
DEP. T.R.Y REGISTRO
DEPART. CONTABIL.
SUB DEPTO. C.CENTRAL
SUB DEPTO. E.CUENTAS
SUB DEPTO. C.P.Y BIENES NAC.
DEPART. AUDITORIA
DEPART. VOP., U. Y T.
SUB DEPTO. MUNICIP.
REFRENDACION
REF. POR $ IMPUTAC.
ANOT. POR $ IMPUTAC.
DEDUC.DTO

LEY N° 21.125

1. El día 28 de diciembre de 2018, se publicó en el Diario Oficial la Ley N° 21.125, de Presupuestos del Sector Público para el año 2019.

2. Dicha ley fue objeto de un requerimiento ante el Tribunal Constitucional presentado por un grupo de diputados, para impugnar la Glosa 13, asociada a la asignación 036, Ítem 03, Subtítulo 33, Programa 29, Capítulo 01, Partida 09, del Ministerio de Educación; la Glosa 19, asociada a la asignación 036, Ítem 03, Subtítulo 33, Programa 30, Capítulo 01, Partida 09, del Ministerio de Educación; y la Glosa 02, asociada al Subtítulo 22, del Programa 01, Capítulo 31, Partida 05, del Ministerio del Interior y Seguridad Pública.

3. No obstante lo anterior, y por mandato del artículo 93, inciso sexto, de la Constitución Política de la República y del artículo 40 de la Ley Orgánica Constitucional del Tribunal Constitucional, la Ley de Presupuestos se debía promulgar siempre íntegramente, a pesar de haberse interpuesto un requerimiento en su contra, sin perjuicio de lo que el Tribunal Constitucional resolviera.

4. Pues bien, por sentencia STC rol 5735-18, de 22 de enero de 2019, publicada en el Diario Oficial el día 25 de enero 2019, el Tribunal Constitucional acogió íntegramente dicho requerimiento, por haberse infringido, durante la tramitación de la Ley de Presupuestos del Sector Público para el año 2019, los artículos 67 y 69 de la Carta Fundamental.

5. En mérito de lo anterior, y por razones de seguridad y certeza jurídica, debe procederse a complementar la promulgación de la Ley N° 21.125, declarándose que son inconstitucionales las siguientes Glosas o parte de ellas de la Ley de Presupuestos del Sector Público para el año 2019, N° 21.125, publicada en el Diario Oficial con fecha 28 de diciembre de 2018:

- Glosa 13, asociada a la asignación 036, Ítem 03, Subtítulo 33, Programa 29, Capítulo 01, Partida 09, del Ministerio de Educación, que dispone:

"13 Autorícese a las universidades a reinvertir hasta un 30% de los excedentes acumulados del fondo solidario de crédito universitario de cada institución, siempre que dicha reinversión se realice en infraestructura, títulos de valor en moneda nacional, becas internas o créditos especiales para estudiantes regulares.".

- Glosa 19, asociada a la asignación 036, Ítem 03, Subtítulo 33, Programa 30, Capítulo 01, Partida 09, del Ministerio de Educación, que dispone:

"19 Autorícese a las universidades a reinvertir hasta un 30% de los excedentes acumulados del fondo solidario de crédito universitario de cada institución, siempre que dicha reinversión se realice en infraestructura, títulos de valor en moneda nacional, becas internas o créditos especiales para estudiantes regulares.".

\- Glosa 02, asociada al Subtítulo 22, del Programa 01, Capítulo 31, Partida 05, del Ministerio del Interior y Seguridad Pública, en cuanto no consigna un guarismo después de la frase "- En miles de $", ni después de la frase "- En miles de US$".

6. De esta manera, y en razón de lo sentenciado por el Tribunal Constitucional, las asignaciones 036, de los ítems 03, subtítulos 33 correspondientes a los Programas 29 y 39, ambos del Capítulo 01, Partida 09, del Ministerio de Educación, de la Ley de Presupuestos del Sector Público para el año 2019, N° 21.125, quedan sin glosas asociadas.

7. Por su parte, respecto de la Glosa 02 asociada al Subtítulo 22, del Programa 01, Capítulo 31, Partida 05, del Ministerio del Interior y Seguridad Pública, de la Ley de Presupuestos del Sector Público para el año 2019, N° 21.125, en razón de lo sentenciado por el Tribunal Constitucional, los montos a que se refiere el artículo 89 de la Ley N° 18.961 Orgánica Constitucional de Carabineros, ley permanente, constituyen un límite que debe ser ineludiblemente observado por el legislador. Por tanto se declaró la inconstitucionalidad de la omisión de consignar los valores correspondientes a dicha glosa ya que constituye una reducción que transgrede el mandato contenido en el artículo 67 inciso segundo de la Carta Fundamental que solo autoriza al Congreso Nacional para reducir los gastos contenidos en el proyecto de Ley de Presupuestos, cuando éstos no se encuentren establecidos en una ley permanente.

Santiago, **28 ENE 2019**



SEBASTIÁN PIÑERA ECHENIQUE
Presidente de la República



FELIPE LARRAÍN BASCUÑÁN
Ministro de Hacienda